SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of June 2014

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐     No  ☒

Announcement  | Lisbon  | 30 June 2014

Clarifications regarding treasury investments

Portugal Telecom, SGPS, S.A. (“PT”) hereby provides the following clarifications regarding the media reports relating to the financial investment in commercial paper of Rio Forte Investments SA (“Rioforte”), a company of Grupo Espírito Santo (“GES”).

PT subscribed, through its former subsidiaries PT International Finance BV and PT Portugal SGPS, a total of Euro 897 million in commercial paper of Rioforte with an average annual remuneration of 3.6%. All treasury applications in commercial paper of Rioforte will mature on 15 and 17 July 2014 (Euro 847 million and Euro 50 million, respectively). Treasury operations are carried out in the context of analysis of various short-term investment options available in the market and taking into account the attractiveness of the remuneration offered and are monitored and approved by the Executive Committee.

Additionally, it is thus important to note that the subscription of commercial paper of Rioforte is based on the 14-year long adequate experience in treasury applications of Banco Espírito Santo (“BES”) and GES entities, in the context of the strategic partnership signed in April 2000 between both parties. This strategic partnership contemplated the cross shareholding between both entities as well as the designation of PT as a preferred supplier of telecommunications to BES Group and the designation of BES as preferred provider of financial services to PT.

As at this date the total sum of investments in commercial paper of GES amounted to Euro 897 million, related to the investment in the commercial paper Rioforte. Since 28 April 2014 no applications and / or renewals of such investments were made. Additionally, as at this date, PT International Finance BV and Portugal Telecom, SGPS, S.A. maintain bank deposits with BES totalling Euro 22 million and Portugal Telecom, SGPS, S.A. maintains bank deposits of Euro 106 million. The figures above represent the total exposure to GES / BES.

Henrique Granadeiro

Chairman of the Board and Chief Executive Officer

Luis Pacheco de Melo

Chief Financial Officer

Portugal Telecom, SGPS, SA	Public company	Portugal Telecom is listed on the NYSE	Nuno Vieira
Avenida Fontes Pereira de Melo, 40	Share capital Euro 26,895,375	Euronext Lisbon and New York Stock	Investor Relations Director
1069-300 Lisbon	Registered in the Commercial	Exchange. Information may be	nuno.t.vieira@telecom.pt
Portugal	Registry Office of Lisbon	accessed on the Reuters under the	Tel.: +351 21 500 1701
	and Corporation no. 503 215 058	symbols PTC.LS and PT and on	Fax: +351 21 500 0800
Bloomberg under the symbol PTC PL.

www.telecom.pt

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 30, 2014

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Nuno Vieira
Nuno Vieira
Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.